[redacted]

13011230

SEC
Mail Processing
Section
MAR - 1 2013
Washington DC
402

BB 3/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48125

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MPI Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Poor Farm Road
(No. and Street)

Princeton	NJ	08540
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel M. Kerrigan — 609-955-5732
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mercadien P. C. CPAs
(Name – *if individual, state last, first, middle name*)

P.O. Box 7648	Princeton	NJ	08543
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12

OATH OR AFFIRMATION

I, Harry L. Curtis, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MPI Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

SUZANNE H. DIVIAIO
A NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEBRUARY 11, 2016

Suzanne H. Diviaio
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MPI SECURITIES, INC.

Financial Statements

December 31, 2012

MERCADIEN

MPI SECURITIES, INC.

Financial Statements

December 31, 2012

MPI SECURITIES, INC.

Table of Contents

December 31, 2012

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
MPI Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of MPI Securities, Inc. (the "Company") as of December 31, 2012, and the related statement of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720

www.mercadien.com

INDEPENDENT AUDITORS' REPORT (CONTINUED)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule of Computation of Net Capital Under SEC Rule 15c3-1 is presented for purposes of additional analysis as required by Rule 17a-5 of the Securities and Exchange Act of 1934 and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Mercadien, P.C.
Certified Public Accountants

February 25, 2013

MPI SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS	
Cash and cash equivalents	$ 76,357
Accounts receivable	8,641
Prepaid expenses	6,509
Property and equipment, net	824
Total Assets	$ 92,331
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accrued expenses	$ 11,500
Advance deposits	6,000
Total Liabilities	17,500
Stockholders' Equity	
Common stock, no par value, $6.77 stated value; 10,000 shares authorized; 7,375 shares issued and 5,175 shares outstanding	49,958
Additional paid-in capital	11,373
Retained earnings	28,403
Treasury stock, 2,200 shares at stated value	(14,903)
Total Stockholders' Equity	74,831
Total Liabilities and Stockholders' Equity	$ 92,331

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF INCOME

Year Ended December 31, 2012

Revenues	
Consulting fees	$ 219,907
Operating expenses	
Management fees	12,240
Professional fees	25,411
Licensing fees	8,248
Office expense	724
Commission expense	21,222
Insurance	718
Travel and entertainment	1,427
Depreciation	552
Total operating expenses	70,542
Income before interest income and provision for state income taxes	149,365
Interest income	27
Income before provision for state income taxes	149,392
Provision for state income taxes	1,000
Net income	$ 148,392

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2012

	Common Stock					
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances, January 1, 2012	7,075	$ 47,926	$ 5,170	$ 213,380	$ (14,903)	$ 251,573
Net income	-	-	-	148,392	-	148,392
Dividends paid	-	-	-	(333,369)	-	(333,369)
Issuance of common stock	300	2,032	6,203	-	-	8,235
Balances, December 31, 2012	7,375	$ 49,958	$ 11,373	$ 28,403	$ (14,903)	$ 74,831

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2012

Cash Flows from Operating Activities	
Net income	$ 148,392
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	552
Changes in assets	
Accounts receivable	196,626
Prepaid expenses	(112)
Accounts payable	(6,917)
Accrued expenses	500
Due to Management Planning, Inc.	(158,538)
Advance deposits	(9,000)
Net cash provided by operating activities	171,503
Cash Flows provided by Financing Activities	
Dividends paid	(333,369)
Issuance of common stock	8,235
Net cash used by financing activities	(325,134)
Net decrease in cash	(153,631)
Cash and cash equivalents, beginning of year	229,988
Cash and cash equivalents, end of year	$ 76,357
Supplemental Disclosures of Cash Flow Information	
Cash paid during the year for income taxes	$ 1,000

See notes to financial statements.

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

MPI Securities, Inc. (the "Company") was incorporated on January 26, 1995, and is a broker-dealer located in Princeton, New Jersey. The Company is registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey, as well as the securities commissions of other states, and is a member of the Financial Industry Regulatory Authority.

The Company provides merger and acquisition advisory and private placement consulting services to clients throughout the United States.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual method of accounting, recognizing income when earned and expenses when incurred.

15c3-3 Exemption

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. A broker-dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as a Special Account for the Exclusive Benefit of Customers of the Company, is qualified to operate under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Broker-dealers operating under the provisions of (k)(2)(i) are also exempt from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

The Company considers all accounts receivable to be fully collectible, accordingly, no allowance for doubtful amounts is required. If amounts become uncollectible, they will be charged to net income when that determination is made.

Revenue Recognition

Revenues related to consulting services are recognized upon acceptance of the contract and/or the submission of a consulting report to the client. Advanced deposits are recognized as income when a report is issued.

Property and Equipment

Property and equipment consists of furniture and fixtures and is stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Furniture and fixtures	7 years

Repairs and maintenance which do not extend the useful life of the related asset are expensed as incurred.

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company has elected, with the approval of its stockholders, "S" Corporation status for federal and state income tax purposes, thus, the income is taxed to each of the stockholders. With the exception of certain state corporate income taxes, no provision has been made for corporate income taxes in the accompanying financial statements.

Management completed an assessment of uncertain tax positions and concluded that no such matters exist as of December 31, 2012. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local taxing authorities for years before 2009.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

B. CONCENTRATIONS OF RISK

The Company maintains cash in bank deposit accounts which may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

C. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2012, the Company had net capital of $58,857, which exceeded its requirements of $5,000 by $53,857.

D. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and fixtures	$	3,854
Less: accumulated depreciation		3,030
Total	$	824

Depreciation expense charged to operations was $552 for the year.

E. MAJOR CUSTOMERS

There were five customers that accounted for approximately 92% of the Company's total revenues. Approximately 76% of the amount in accounts receivable at December 31, 2012, was due from one of these customers.

F. RELATED PARTY TRANSACTIONS

Management Planning, Inc. ("MPI"), an affiliate, provides management services to the Company and is reimbursed based on actual expenditures incurred and allocated overhead. Actual expenditures incurred by MPI include amounts paid to MPI employees for commission fees, which is associated with the Company's consulting fees. Management consulting and commission fees for the year totaled $33,462. As of December 31, 2012, the Company did not owe MPI for related allocated overhead and actual expenditures incurred since all amounts were paid prior to year end.

G. STOCKHOLDERS' EQUITY

In 2012, the Company issued 300 shares of common stock at a price of $27.45 per share.

H. SUBSEQUENT EVENTS

Management has evaluated subsequent events that occurred after the statement of financial position date but before February 25, 2013, the date the financial statements were available to be issued. No items were determined by management to require disclosure in accordance with GAAP.

SUPPLEMENTARY INFORMATION

MPI SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

As of December 31, 2012

Stockholders' equity	$ 74,831
Deductions: non-allowable assets	
Accounts receivable	(8,641)
Prepaid expenses	(6,509)
Property and equipment	(824)
Non-allowable assets	(15,974)
Net capital	58,857
Minimum capital requirement	5,000
Net capital in excess of minimum requirement	$ 53,857
Aggregate indebtedness	$ 17,500
Ratio of aggregate indebtedness to net capital	0.30 to 1.00

Reconciliation with Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2012).

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 70,357
Audit adjustments (net)	11,500
Net capital per above	$ 58,857

The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of
MPI Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of MPI Securities, Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(c). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System or obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are from

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720

www.mercadien.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were accurate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mercadien, P.C.
Certified Public Accountants

February 25, 2013